SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                              Commission  File  Number   000-1022570

                           NOTIFICATION OF LATE FILING

 [ ]Form  10-K          [ ] Form  11-K       [ ] Form  20-F     [X]  Form  10-Q
 [ ]Form  N-SAR

     For  Period  Ended:  June  30,  2005

 [ ]Transition  Report  on  Form  10-K    [ ] Transition  Report  on  Form  10-Q
 [ ]Transition  Report  on  Form  20-F    [ ] Transition  Report  on  Form N-SAR

     For  the  Transition  Period Ended: _______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________
_______________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full  name  of  registrant                    Cardima,  Inc.
Former  name  if  applicable
Address  of  principal  executive  office     47266  Benicia  Street
City,  state  and  zip  code                  Fremont,  CA  94538


                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)



         |(a) The reasons described in reasonable detail in Part III of | this form could not be eliminated without unreasonable effort or
         |     expense;
         | (b) The subject annual report, semi-annual report, transition | report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof | will be filed on or before the 15th calendar day following the
  [X]    |     prescribed  due  date;  or  the  subject  quarterly  report  or
         | transition report on Form 10-Q, or portion thereof will be filed | on or before the fifth calendar day following the prescribed due
         |     date; and
         |(c)  The  accountant's  statement  or  other  exhibit required by Rule
         |     12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant is in the process of preparing and reviewing the financial information of the Company on a consolidated basis. The process of compiling and disseminating the information required to be included in the Form 10-Q for the relevant fiscal quarter, as well as the completion of the required review of the Company's financial information on a consolidated basis, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original date.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Gabriel  B.  Vegh       (510)                       354-0300
             (Name)          (Area  Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [x] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [x] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the quarter ended June 30, 2004, the registrant had revenues of approximately $578,000 and a net loss of approximately $(2,673,000). For the quarter ended June 30, 2005, the registrant currently estimates that it had revenues of approximately $510,000 and a net loss of approximately $(2,452,000). Results for this relevant fiscal quarter remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.

                                  Cardima, Inc.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August  16,  2005          By:  /s/  Gabriel  B.  Vegh
                                       ----------------------
                                       Gabriel  B.  Vegh
                                       Chief Executive  Officer